

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Frank Lamendola
Chief Financial Officer
TC Power Management Corp.
501 Madison Avenue
14th Floor
New York, NY 10022

> **Re: TC Power Management Corp.**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2010**
> **Filed November 29, 2010**
> **Form 8-K**
> **Filed January 13, 2011**
> **File No. 000-53232**

Dear Mr. Lamendola:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2010

Exhibits 31.1 and 31.2

1.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have omitted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introductory section of paragraph 4. Please amend your certifications to comply with the Exchange Act Rules.

Form 8-K filed January 13, 2011

Axiom Minerals de Mexico S.A. de C.V. Financial Statements

General

2.   Please update your financial statements for the financial period ended November 30, 2010.

Notes to the financial statements

1. Organization and Nature of Business, page F-6

3.   Please revise your filing to disclose your fiscal year end.

Pro Forma Financial Information

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-14

4.   Please clarify for us the accounting form of the transaction. Your response should include, but not limited to, a discussion of the following (a) who is the accounting acquirer and how you determined the accounting acquirer and (b) if the transaction is a recapitalization, a reverse acquisition, or a basic business combination, and how you made this determination. Within your response, please reference the authoritative accounting literature management relied upon. In addition, please revise your filing to clarify the accounting form of the transaction.

Pro Forma Combined Balance Sheet, page F-15

5.   Please address the following with respect to your adjustment a to your Pro Forma Combined Balance Sheet:
   o   Please tell us how you determined it was appropriate to record an adjustment for the fair value of the 2,000,000 shares issued for the acquisition. Within your response, please tell us the accounting literature management relied upon.
   o   We note your disclosure on page 19, please tell us how you determined that the 2,000,000 shares issued were valued at $0.25. Within your response, please tell us how you considered the closing price of your stock on 1/13/11, which appears to be $0.50 and how you considered the private transaction where Gordon Douglas sold his 20,000,000 shares for $500.

6.   We note your adjustment b to your Pro Forma Combined Balance Sheet; specifically, we note that you have incurred $45,000 of debt. Please revise your filing to disclose the terms of the related party loan payable. To the extent you will incur interest expense on this loan, please tell us how you determined it was not necessary to record an adjustment to your Pro Forma Combined Statement of Operations for this interest expense. Further, if actual interest rates can vary, then the effect on income of a 1/8 percent variance in interest rates should be disclosed.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief